EXHIBIT 99.2

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

                            UNAUDITED

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

	For the three months ended		For the six months ended
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue	$450,832	$430,471	$804,748	$965,344
Cost of sales excluding depletion, depreciation and amortization	(253,483)	(217,465)	(462,348)	(448,207)
Gross margin	197,349	213,006	342,400	517,137
Depletion, depreciation and amortization	(122,542)	(94,360)	(234,492)	(190,482)
Mine operating earnings	74,807	118,646	107,908	326,655

Expenses
General and administrative	(36,797)	(37,895)	(68,271)	(74,608)
Exploration and evaluation	(4,292)	(7,799)	(8,892)	(14,722)
Equity earnings/(loss) from associates (Note 10)	260	(2,034)	1,424	(1,901)
Other expenses (Note 5)	(39,413)	(20,976)	(52,004)	(23,121)
Operating earnings	(5,435)	49,942	(19,835)	212,303
Finance income (Note 20)	425	2,413	1,467	5,987
Finance expense (Note 20)	(25,324)	(5,365)	(28,687)	(16,012)
Net finance expense	(24,899)	(2,952)	(27,220)	(10,025)

(Loss)/earnings before taxes	(30,334)	46,990	(47,055)	202,278
Income tax recovery/(expense) (Note 23)	35,439	(54,888)	22,552	(108,081)
Net earnings/(loss) attributable to Yamana Gold Inc. equity holders	$5,105	$(7,898)	$(24,503)	$94,197

Net earnings/(loss) per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$0.01	$(0.01)	$(0.03)	$0.13

Weighted average number of shares outstanding (Note 16(b))
Basic	772,565	752,533	763,014	752,433
Diluted	773,602	752,533	763,926	753,291

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	For the three months ended		For the six months ended
(In thousands of United States Dollars, unaudited)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net earnings/(loss) attributable to Yamana Gold Inc. equity holders	$5,105	$(7,898)	$(24,503)	$94,197

Other comprehensive income/(loss), net of taxes (Note 17(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in unrealized gains on available-for-sale securities	(433)	(1,347)	1,788	(319)
- Net change in fair value of hedging instruments	27,322	(44,482)	49,677	(52,012)
Total other comprehensive income/(loss)	26,889	(45,829)	51,465	(52,331)
Total comprehensive income/(loss) attributable to Yamana Gold Inc. equity holders	$31,994	$(53,727)	$26,962	$41,866

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the three months ended		For the six months ended
(In thousands of United States Dollars, unaudited)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operating activities
(Loss)/earnings before taxes	(30,334)	$46,990	$(47,055)	$202,278
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	122,542	94,360	234,492	190,482
Share-based payments (Note 18)	4,211	(5,134)	9,468	(1,981)
Equity earnings/(loss) from associate (Note 10)	(260)	2,034	(1,424)	1,901
Finance income (Note 20)	(425)	(2,413)	(1,399)	(5,987)
Finance expense (Note 20)	25,324	5,365	28,686	16,012
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices	(7,888)	(2,215)	(44)	8,705
Gain on sale of available-for-sale securities	(1,786)	—	(1,786)	—
Impairment of available-for-sale securities and other assets	8,402	25,607	13,673	30,852
Mark-to-market on convertible debt	126	—	126	—
Other non-cash expenses	10,058	10,564	18,992	25,185
Decommissioning, restoration and similar liabilities paid	(692)	(1,217)	(1,469)	(1,826)
Cash distributions from associate (Note 10)	10,536	7,750	28,200	12,375
Income taxes received (paid)	5,024	(30,773)	(42,000)	(112,863)
Cash flows from operating activities before non-cash working capital	144,838	150,918	238,460	365,133
Net change in non-cash working capital (Note 24(b))	3,665	44,500	(50,980)	4,082
Cash flows from operating activities	$148,503	$195,418	$187,480	$369,215
Investing activities
Acquisition of property, plant and equipment	$(193,514)	$(301,295)	$(339,378)	$(540,760)
Acquisition of Osisko Mining Corporation (Note 5)	(451,170)	—	(451,170)	—
Proceeds from option on mineral property	—	—	—	8,730
Restricted Cash	(11,558)	—	(11,558)	—
Interest income received	341	535	699	1,027
Acquisition of investments and other assets	(73,179)	(3,332)	(73,179)	(50,269)
Disposition of investments	70,171	—	68,172	—
Cash flows used in investing activities	$(658,909)	$(304,092)	$(806,414)	$(581,272)
Financing activities
Dividends paid (Note 16(c))	$(28,408)	$(48,649)	$(77,226)	$(97,523)
Proceeds of accumulated dividends relating to share cancellation	—	—	310	—
Interest and other finance expenses paid	(37,741)	(1,262)	(42,040)	(7,051)
Repayment of term loan and assumed debt (Note 15)	(514,050)	—	(514,050)	—
Proceeds from term loan and notes payable (Note 15)	999,475	300,000	1,149,473	449,014
Cash flows from financing activities	$419,276	$250,089	$516,467	$344,440
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(3,352)	(7,918)	(2,269)	7,615
(Decrease)/increase in cash and cash equivalents	$(94,482)	$37,221	$(104,736)	$30,223
Cash and cash equivalents, beginning of period	$268,980	$342,596	$279,234	$349,594
Cash and cash equivalents, end of period	$174,498	$379,817	$174,498	$379,817
Cash and cash equivalents are comprised of the following:
Cash at bank	$170,144	$362,602	$170,144	$362,602
Bank short-term deposits	$4,354	$17,215	$4,354	$17,215
Total	$174,498	$379,817	$174,498	$379,817

Supplementary cash flow information (Note 24)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
AS AT

(In thousands of United States Dollars, unaudited)	June 30, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$174,498	$220,018
Trade and other receivables	89,934	80,101
Inventories (Note 6)	301,285	229,225
Other financial assets (Note 7)	100,106	81,304
Other assets (Note 8)	113,355	106,225
	779,178	716,873
Non-current assets:
Property, plant and equipment (Note 9)	11,955,624	10,260,801
Investment in associates (Note 10)	91,139	117,915
Investments (Note 11)	10,596	9,122
Other financial assets (Note 7)	43,338	47,679
Deferred tax assets	137,491	121,599
Goodwill and intangibles (Note 12)	377,731	65,548
Other assets (Note 8)	78,638	71,180
Total assets	$13,473,735	$11,410,717

Liabilities
Current liabilities:
Trade and other payables	$432,060	$414,720
Income taxes payable	36,717	53,458
Other financial liabilities (Note 13)	175,920	157,445
Other provisions and liabilities (Note 14)	8,234	11,525
	652,931	637,148
Non-current liabilities:
Long-term debt (Note 15)	1,938,400	1,189,762
Decommissioning, restoration and similar liabilities	194,534	174,523
Deferred tax liabilities	2,328,104	2,024,541
Other financial liabilities (Note 13)	74,978	94,148
Other provisions and liabilities (Note 14)	141,995	132,490
Total liabilities	$5,330,942	$4,252,612

Equity
Share capital (Note 16)
Issued and outstanding 877,512,708 common shares (December 31, 2013 - 753,303,613 shares)	7,339,718	6,320,138
Reserves (Note 17(b))	10,062	(41,236)
Retained earnings	774,317	860,507
Equity attributable to Yamana shareholders	$8,124,097	$7,139,409
Non-controlling interest (Note 19)	18,696	18,696
Total equity	8,142,793	7,158,105
Total equity and liabilities	$13,473,735	$11,410,717
Subsequent events, contractual commitments and contingencies (Notes 9, 26 and 27).
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Peter Marrone	Patrick Mars
Director	Director

YAMANA GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In thousands of United States Dollars, unaudited)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net earnings	—	—	—	—	—	94,197	94,197	—	94,197
Other comprehensive income, net of income tax (Note 17(a))	—	—	(52,012)	(319)	(52,331)	—	(52,331)	—	(52,331)
Transactions with owners
Exercise of stock options and share appreciation (Note 17(a))	128	(24)	—	—	(24)	—	104	—	104
Issued on vesting of restricted share units (Note 17(b))	8,545	(8,545)	—	—	(8,545)	—	—	—	—
Restricted share units (Note 17(b))	—	8,450	—	—	8,450	—	8,450	—	8,450
Dividends (Note 16(c))	—	—	—	—	—	(97,561)	(97,561)	—	(97,561)
Balance at June 30, 2013	$6,313,474	$22,012	$(66,662)	$(539)	$(45,189)	$1,499,652	$7,767,937	$46,800	$7,814,737

Balance at January 1, 2014	$6,320,138	$24,718	$(66,099)	$145	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105
Net (loss)/earnings	—	—	—	—	—	(24,503)	(24,503)	—	(24,503)
Other comprehensive income, net of income tax (Note 17(a))	—	—	49,677	1,788	51,465	—	51,465	—	51,465
Transactions with owners
Issued on acquisition of mineral interests (Note 5)	1,011,754	—	—	—	—	—	1,011,754	—	1,011,754
Issued on vesting of restricted share units (Note 17(b))	8,899	(8,899)	—	—	(8,899)	—	—	—	—
Restricted share units (Note 17(b))	—	7,349	—	—	7,349	—	7,349	—	7,349
Share cancellation (Note 16)	(1,073)	1,383	—	—	1,383	—	310	—	310
Dividends (Note 16(c))	—	—	—	—	—	(61,687)	(61,687)	—	(61,687)
Balance at June 30, 2014	$7,339,718	$24,551	$(16,422)	$1,933	$10,062	$774,317	$8,124,097	$18,696	$8,142,793

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements.

YAMANA GOLD INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014
(With Comparatives as at December 31, 2013 and for the Three and Six Months Ended June 30, 2013)

(Tabular amounts in thousands of United States Dollars unless otherwise noted, unaudited)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina, Mexico and Canada.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY).

The Condensed Consolidated Interim Financial Statements of the Company as at and for the period ended June 30, 2014 comprise of the Company, its subsidiaries and the Company’s interest in its associate Minera Alumbrera Ltd.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a) Statement of Compliance

These Condensed Consolidated Interim Financial Statements of the Company, including comparatives, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on July 30, 2014.

(b) Basis of Preparation and Presentation

The Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis using historical cost except for the following items in the Condensed Consolidated Interim Balance Sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

•	Convertible debt

The Condensed Consolidated Interim Financial Statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c) Basis of Consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in Agua De La Falda S.A. ("ADLF"), is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 18). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint arrangements are those entities over whose activities the Company has joint control, established by contractual agreement. The Condensed Consolidated Interim Financial Statements include the Company’s share of its 50% interest in Canadian Malartic Corporation (refer to Note 5 - Acquisition of Mineral Interest) and its 50% interest in Sociedad Minera Agua Fria’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint arrangement carried on by each party in the joint arrangement using its own assets in pursuit of the joint operations. The Condensed Consolidated Interim Financial Statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera") representing 12.5% interest, which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are added to the equity investment and cash distributions received reduce the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the Condensed Consolidated Interim Financial Statements.

The Company does not have any material off-balance sheet arrangements, excepted as noted in Contractual Commitments Note 26.

3.     SIGNIFICANT ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied and disclosed in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended December 31, 2013 except as noted below. The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Actual future outcomes could differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgments and key sources of estimation uncertainty in the application of accounting policies during the second quarter ended June 30, 2014 were consistent to those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2013. Certain disclosures included in annual consolidated financial statements prepared in accordance with IFRS have not been included; these Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2013. During the quarter ended June 30, 2014, the Company re-evaluated its operating segments (Note 25) to reflect the organization changes which have resulted from the acquisition of Osisko Mining Corporation ("Osisko") (Note 5).

Share-based Payments (Note 18)

The Company offers performance share units ("PSU") to senior management which are based on the market value of the Company’s common shares. As the PSU are settled in cash, these awards are considered cash-settled share-based payment awards. A liability is recognized for the employment service received and is measured initially, on the grant date, at the fair value of the liability. The compensation expense is recognized over the vesting period of the PSU. The liability is then subsequently re-measured at each reporting period with any change in value recorded in net earnings.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from this note.

(a)
IFRIC 21 Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company adopted this standard as of January 1, 2014 and determined the impact of this standard on the Company is not significant.

The following pronouncements have been issued but are not yet effective:

(a)	IFRS 9 Financial Instruments - The standard is effective for annual reporting periods beginning January 1, 2018 for public entities. The Company is assessing the impact of this Standard.

(b)
IFRS 15 Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after December 15, 2016 for public entities with early application not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

5.    ACQUISITION OF MINERAL INTERESTS

Acquisition of 50% interest of Osisko Mining Corporation

On June 16, 2014, the Company and Agnico jointly acquired 100% of all issued and outstanding common shares (with each company owning 50%) of Osisko.  Osisko operates the Canadian Malartic mine (“Canadian Malartic”) in the Abitibi Gold Belt, immediately south of the Town of Malartic located in the province of Quebec, Canada. Additionally, Osisko conducts advanced exploration activities at the Kirkland Lake and Hammond Reef properties in Northern Ontario, Canada and additional exploration projects located in the Americas.

Total consideration paid by Yamana was $1.5 billion based on a Yamana share price of $8.18 (C$8.88) per share which consisted of approximately $0.5 billion in cash and $1.0 billion in Yamana shares.

Under the terms of the Agreement, each outstanding common share of Osisko was exchanged for: (i) C$2.09 in cash; (ii) 0.26471 of a Yamana common share (a value of C$2.35 based on the closing price of C$8.88 for Yamana shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.07264 of an Agnico common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico shares on the Toronto Stock Exchange as of June 16, 2014); and (iv) one common share of a new company, Osisko Gold Royalties Ltd. ("Osisko Gold"), with an implied value of C$1.20 per share.

Certain assets of Osisko were transferred to Osisko Gold, the shares of which were distributed to Osisko shareholders as part of the consideration. The following was transferred to Osisko Gold: (i) a 5% net smelter royalty (“NSR”) on the Canadian Malartic mine; (ii) C$157 million cash; (iii) a 2% NSR on the Upper Beaver-Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties; (iv) all assets and liabilities of Osisko in its Guerrero camp; and (v) other investments.

In summary, following the completion of the acquisition, the Company and Agnico each own (A) 50% of Osisko and its mining assets (excluding the Osisko Gold assets), including the Kirkland Lake Properties, the Hammond Reef Properties and other exploration properties, and (B) a 50% interest in the Canadian Malartic General Partnership which holds the Canadian Malartic mine.

The acquisition has been accounted for as a business acquisition using the acquisition method. Ongoing operations of the joint arrangement will be accounted for as a joint operation in accordance with IFRS 11, Joint Arrangements. The Company and Agnico are equal partners, directly or indirectly, in all of the assets and liabilities of Osisko.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. The identifiable assets acquired and the liabilities assumed are recorded at fair values as at the acquisition date at the Company’s proportionate share of 50%. The excess of (i) total consideration transferred by the Company, measured at fair value, and (ii) the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill.

As of the date of these Condensed Consolidated Interim Financial Statements, the allocation of the purchase consideration is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of the assets acquired and the liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

Total consideration paid by the Company was as follows:

Cash	$451,170
Issue of Yamana common shares: 126,797,301 shares (at $8.88 per share)	1,011,754
Purchase consideration	$1,462,924

Total preliminary allocation of the purchase price is as follows:

Cash	$59,216
Net working capital acquired	9,398
Property, plant and equipment (including mineral interests)	1,606,345
Long-term liabilities	(133,393)
Deferred income taxes	(388,150)
1,153,416
Goodwill	309,508
Net identifiable assets	$1,462,924

Goodwill of $309.5 million was recognized as a result of the deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

Total revenue and net loss since acquisition date is $21.9 million and $1.9 million for the three months ended June 30, 2014, respectively.

Acquisition related costs totaled $32.4 million recognized as an expense and included in other expenses in the consolidated statement of operations.

6.    INVENTORIES

As at	June 30, 2014	December 31, 2013
Product inventories	$61,648	$46,930
Metal in circuit and gold in process	60,246	43,031
Ore stockpiles	55,877	52,013
Materials and supplies	123,514	87,251
	$301,285	$229,225

The amount of inventories recognized as an expense during the three and six month periods ended June 30, 2014, were $253.5 million and $462.3 million, respectively (2013 - $217.5 million and $448.2 million) and is included in cost of sales. As at June 30, 2014, a total charge of $6.8 million was recorded to adjust inventory to net realizable value (2013 - $4.3 million) which is included in cost of sales.

7.    OTHER FINANCIAL ASSETS

As at	June 30, 2014	December 31, 2013 (ii)
Income tax recoverable and installments	$47,590	$55,610
Tax credits receivable (i)	56,378	67,275
Derivative related assets (Note 22(a))	122	51
Restricted cash (iii)	35,963	—
Other	3,391	6,047
	$143,444	$128,983

Current	100,106	81,304
Non-current	43,338	47,679
	$143,444	$128,983

(i) Tax credits recoverable classified as other financial assets consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other financial assets increased by approximately $37 million and $38 million, respectively with an offsetting decrease in current and non-current other assets.
(iii) Restricted cash includes $11.6 million (2013 - $nil) held-in-trust as a guarantee on convertible debt and $24.4 million, (2013 - $nil) represents several deposits in respect of environmental guarantees in the Province of Quebec from the 50% interest on the Canadian Malartic mine.

8.    OTHER ASSETS

As at	June 30, 2014	December 31, 2013 (ii)
Tax credits recoverable (i)	$82,131	$79,715
Advances and deposits	59,447	73,309
Other long-term advances	50,415	24,381
	$191,993	$177,405

Current	113,355	106,225
Non-current	78,638	71,180
	$191,993	$177,405

(i) Tax credits recoverable classified as other assets consist of sales taxes which are recoverable against other taxes payable and value-added tax.
(ii) Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current and non-current other assets decreased by approximately $38 million and $37 million, respectively with an offsetting increase in current and non-current other financial assets.

9.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii) (vi)	Land, building, plant & equipment (iv)	Total
Cost, January 1, 2013	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	249,969	575,178	180,121	1,005,268
Transfers and other non-cash movements	51,105	24,022	(33,163)	41,964
Change in decommissioning, restoration & similar liabilities	(43,538)	—	(85)	(43,623)
Impairment	—	(557,273)	—	(557,273)
Reclassification	(49,583)	(26,911)	147,812	71,318
Disposals	(171)	(62,674)	(2,866)	(65,711)
Cost, December 31, 2013	$3,761,243	$6,547,800	$1,999,662	$12,308,705
Additions (v)	1,048,970	469,984	396,865	1,915,819
Transfers and other non-cash movements	165,986	(242,040)	76,054	—
Change in decommissioning, restoration & similar liabilities	11,243	722	—	11,965
Reclassification	(6,000)	6,382	—	382
Disposals	(5)	(4,760)	(7,389)	(12,154)
Cost, June 30, 2014	$4,981,437	$6,778,088	$2,465,192	$14,224,717

Accumulated depreciation and impairment, January 1, 2013	$1,031,579	$—	$549,112	$1,580,691
Depreciation for the year	232,310	—	170,012	402,322
Reclassification	3,948	—	67,370	71,318
Disposal	—	—	(6,427)	(6,427)
Accumulated depreciation and impairment, December 31, 2013	$1,267,837	$—	$780,067	$2,047,904
Depreciation for the period	139,380	—	88,246	227,626
Disposal	—	—	(6,437)	(6,437)
Accumulated depreciation and impairment, June 30, 2014	$1,407,217	$—	$861,876	$2,269,093

Carrying value, December 31, 2013	$2,493,406	$6,547,800	$1,219,595	$10,260,801

Carrying value, June 30, 2014	$3,574,220	$6,778,088	$1,603,316	$11,955,624

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

	For the six months ended June 30,2014	For the year ended December 31, 2013
Balance, as at January 1,	$181,350	$128,988
Additions	51,555	59,920
Amortization	(10,235)	(7,558)
Balance, end of period	$222,670	$181,350

(ii)
The Company capitalized $3.6 million and $18.5 million for the three and six month periods ended June 30, 2014, respectively (2013 - $11.5 million and $21.5 million) of interest costs for assets under construction. A weighted average capitalization rate of 4.6% (2013 — 4.8%) was used to determine the amount of borrowing costs eligible for capitalization.

(iii)
Assets not subject to depletion, depreciation and amortization include: capitalized mineral reserves and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to depletion, depreciation and amortization are composed of the following:

As at	June 30, 2014	December 31, 2013
Projects not in production	$3,393,852	$3,128,642
Exploration potential	2,569,104	2,586,991
Assets under construction	815,132	832,167
Total	$6,778,088	$6,547,800

(iv)	Included in land, building, plant and equipment is $64.1 million of land which in not subject to depreciation (December 31, 2013 - $67.5 million)

(v)	The acquisition of 50% interest of Osisko, which was closed on June 16, 2014, added $1.6 billion of property, plant and equipment including mineral interests and mining assets. (Note 5)

(vi)
In September 2011, the Company entered into an agreement granting Minera Alumbrera Argentina (“MAA”) an option to acquire the Company’s 100% interest in the Agua Rica project which included annual and other payments over the life of the agreement. In 2013, MAA requested, and the Company granted, an extension of the option payment due by one additional year. Subsequent to the end of the quarter, the Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work which has already transitioned back to Yamana.

10.    INVESTMENT IN ASSOCIATE

Minera Alumbrera Ltd.

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition. Summarized financial information is as follows:

As at	June 30, 2014	December 31, 2013
Current assets	$490,357	$688,060
Non-current assets	750,250	851,224
Total assets	$1,240,607	$1,539,284

Current liabilities	174,160	264,228
Non-current liabilities	379,151	399,041
Total liabilities	553,311	663,269
Net assets	$687,296	$876,015

Company's share of net assets of associate (12.5%)	$85,912	$109,502

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Company's share of total revenues (12.5%) for the year	$22,209	$27,238	$70,990	$58,123
Company's share of (loss)/earnings (12.5%) for the year	$260	$(2,034)	$1,424	$(1,901)

As at	June 30, 2014	December 31, 2013
Balance of investment in associate, as at January 1,	$117,915	$219,744
Earnings (losses) from equity interest	1,424	(3,905)
Cash distributions	(28,200)	(27,924)
Investment impairment (i)	—	(70,000)
Balance, end of period	$91,139	$117,915

(i)	An impairment charge of $70.0 million was recognized in 2013 against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine.

11.    INVESTMENTS

As at		June 30, 2014			December 31, 2013
	Cost	Fair Value	Cumulative gains/(losses) in AOCI	Cost	Fair Value	Cumulative gains/(losses) in AOCI
Available-for-sale securities	$8,663	$10,596	$1,933	$8,977	$9,122	$145

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. For the six months ended June 30, 2014, after management's review and based on objective evidence, a total impairment of $2.3 million (for the year ended December 31, 2013 - $16.3 million), which represents the difference between the carrying value and the fair market value on certain available-for-sale securities, was recognized as other expenses in the Condensed Consolidated Interim Statement of Operations.

12.     GOODWILL AND INTANGIBLES

As at	June 30, 2014	December 31, 2013 (ii)
Goodwill (i)	$309,508	$—
Other Intangibles	68,223	65,548
	$377,731	$65,548

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company's total goodwill of $309.5 million (December 31, 2013 - $nil) relates to the acquisition of the Osisko (Note 5) and the Canadian Malartic reportable segment (Note 25).

13.    OTHER FINANCIAL LIABILITIES

As at	June 30, 2014	December 31, 2013 (iii)
Loan from Alumbrera (i)	$45,006	$44,570
Derivative related liabilities (Note 22(a))	20,658	64,060
Other taxes payable	15,499	17,082
Royalty payable (ii)	15,913	15,192
Severance accrual	26,593	24,606
Deferred Share Units liability (Note 18(b))	25,679	23,665
Export packing credit	40,062	41,998
Current portion of long-term debt (Note 15)	51,664	15,000
Other	9,824	5,420
	$250,898	$251,593

Current	175,920	157,445
Non-current	74,978	94,148
	$250,898	$251,593

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. No repayments were made during the quarter ended June 30, 2014 and the year ended December 31, 2013.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, current other financial liabilities increased by approximately $63 million with an offsetting decreases of $42 million and $21 million, respectively, in trade and other payables and current other provisions and liabilities.

14.    OTHER PROVISIONS AND LIABILITIES

As at	June 30, 2014	December 31, 2013 (iii)
Provision for repatriation taxes payable(i)	$81,064	$81,064
Provision for taxes	18,788	20,050
Provision for silicosis (ii)	11,926	11,293
Other provisions and liabilities	38,451	31,608
	$150,229	$144,015

Current	8,234	11,525
Non-current	141,995	132,490
	$150,229	$144,015

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.1 million (December 31, 2013 - $81.1 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be approximately $11.9 million as at June 30, 2014 (December 31, 2013 - $11.3 million). The increase during the period relates to an increase in the expected amount of future payments as well as the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

(iii)
Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. In particular, trade and other payables decreased by approximately $42 million and other current provisions and liabilities decreased by $21 million with an offsetting increase in current other financial liabilities of $63 million.

15.    LONG-TERM DEBT

As at	June 30, 2014	December 31, 2013
$500 million senior debt notes (a)	$494,549	$—
$300 million senior debt notes (b)	298,182	298,088
$500 million senior debt notes (c)	497,156	496,979
$270 million senior debt notes (d)	269,501	269,440
$1 billion revolving facility (e)	289,380	140,255
Long-term debt assumed on acquisition of 50% interest of Osisko (Note 5) (f)	141,296	—
Total debt	$1,990,064	$1,204,762
Less: current portion of long-term debt (Note 13)	$(51,664)	$(15,000)
Long-term debt (i)	$1,938,400	$1,189,762

(i)Balances are net of transaction costs of $16.2 million, net of amortization (December 31, 2013 - $10.2 million).

(a)	On June 25, 2014, the Company issued senior unsecured debt notes for a total of $500.0 million. These notes are unsecured at a rate of 4.95% with maturity of July 15, 2024.

(b)	On June 10, 2013, the Company closed on a private placement of senior unsecured debt notes for a total of $300.0 million. These notes are unsecured and comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(c)	On March 23, 2012, the Company closed on a private placement of senior unsecured debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(d)	On December 18, 2009, the Company closed on a private placement of senior unsecured debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(e)	On March 31, 2014, the Company increased its revolving facility from $750.0 million to $1.0 billion. The following summarizes the terms in respect to this facility:

•	The credit facility is unsecured and has a maturity date of March 31, 2019.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.45% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.29% to 0.55% per annum depending upon the Company’s leverage ratio.

(f)
Debt assumed on acquisition of 50% interest of Osisko, with a long-term portion of $104.6 million and short-term portion of $36.7 million comprised of the Company's share of the following as at June 30, 2014:

•
Loans totaling $56.2 million with total principal outstanding of $58.2 million (C$62.1 million) and interest rates in the range of 0% to 9.6%, maturing from 2015 to 2017. During the quarter, since the date of acquisition, $14.1 million of the Company's share of the assumed debt was repaid.

•
Convertible debentures recorded at fair value using a valuation model which takes into account the value of the convertible feature on the debt and has a value of $48.0 million with total principal outstanding of $35.1 million (C$37.5 million) and interest rate of 6.875%, maturing November 2017.

•	Obligations under finance lease of $37.1 million with total principal outstanding of $35.3 million (C$37.6 million) and interest rate of 7.5%, maturing November 2017.

On April 16, 2014, the Company received commitments for an additional senior unsecured term facility for two years of up to a capacity of $750.0 million. The terms and covenants of the facility are substantively the same as the existing revolving credit facility. During the quarter, the Company used $500.0 million from this unsecured senior term facility and subsequently repaid it in full within the quarter.

The following is a schedule of long-term debt principal repayments:

Long-term Debt
2014	$24,400
2015	36,630
2016	100,822
2017	54,138
2018	111,090
2019 and thereafter	1,666,500
1,993,580

16.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value.

For the three months ended	June 30, 2014		June 30, 2013
	Number of		Number of
Issued and fully paid - 877,512,708 common shares (ii)	common shares		common shares
(December 31, 2013 - 753,303,613 common shares):	(000’s)	Amount	(000’s)	Amount
Balance, as at January 1,	753,303	$6,320,138	752,222	$6,304,801
Issued on acquisition of mineral interests (Note 5)	123,620	1,011,754	—	—
Exercise of options and share appreciation rights	—	—	9	128
Issued on vesting of restricted share units (Note 18(c))	685	8,899	662	8,545
Share cancellation (i)	(96)	(1,073)	—	—
Balance, end of period	877,512	$7,339,718	752,893	$6,313,474

(i)
During the six month period ended June 30, 2014, the Company cancelled 0.1 million shares relating to entitlement to un-exchanged predecessor shares following the expiry of the period of surrender for a previous acquisition.

(ii)
The Company has issued 3.2 million common shares which are held in trust by a third-party and serves as a guarantee for the convertible debt assumed on acquisition of Osisko (Note 5). The shares are issued but not entitled to dividends, voting or other shareholder's rights.

(b)	Weighted Average Number of Shares Outstanding for Earnings Per Share Calculation

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Weighted average number of common shares	772,565	752,533	763,014	752,433
Weighted average number of dilutive shares relating to shares held in trust as guarantee for convertible debt (i)	489	—	246	—
Weighted average number of dilutive stock options (i)	9	—	11	161
Weighted average number of dilutive Restricted Share Units (RSU)	539	—	655	697
Dilutive weighted average number of common shares	773,602	752,533	763,926	753,291

(i)
The Company has issued 3.2 million common shares which are held in trust by a third-party and serves as a guarantee for the convertible debt assumed on acquisition of Osisko (Note 5). The shares are issued but not entitled to dividends, voting or other shareholder's rights.

(ii)
Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three and six month periods ended June 30, 2014 were 1.1 million and 1.1 million, respectively (three and six month periods ended June 30, 2013 - nil and 0.9 million).

(c)	Dividends Paid and Declared

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Dividend paid during the period	$28,408	$48,649	$77,226	$97,523
Dividend declared in respect of the period	$33,694	$48,680	$61,687	$97,561
Dividend paid during the period (per share)	$0.0375	$0.0650	$0.1025	$0.1300
Dividend declared in respect of the period (per share)	$0.0375	$0.0650	$0.0750	$0.1300

17.    ACCUMULATED OTHER COMPREHENSIVE INCOME and RESERVES

(a)	Accumulated Other Comprehensive Income

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net change in unrealized gains on available-for-sale securities:
Change in fair value	$(370)	$(3,797)	$2,039	$(2,769)
Reclassification of losses recorded in earnings	(63)	2,450	(251)	2,450
	(433)	(1,347)	1,788	(319)
Net change in fair value of hedging instruments
Change in fair value	21,400	(36,486)	43,755	(44,989)
Tax impact	5,922	(7,996)	5,922	(7,023)
	27,322	(44,482)	49,677	(52,012)
Accumulated other comprehensive income/(loss) attributable to equity shareholders	$26,889	$(45,829)	$51,465	$(52,331)

(b)	Reserves

	Six months ended June 30, 2014	Six months ended June 30, 2013
Equity reserve
Balance, beginning of period	$24,718	$22,131
Exercise of stock options and share appreciation	—	(24)
Transfer of restricted share units to share capital on vesting	(8,899)	(8,545)
Issue of restricted share units	7,349	8,450
Share cancellation (Note 16)	1,383	—
Balance, end of period	$24,551	$22,012

Hedging reserve
Balance, beginning of period	$(66,099)	$(14,650)
Net change in fair value of hedging instruments	49,677	(52,012)
Balance, end of period	$(16,422)	$(66,662)

Available-for-sale reserve
Balance, beginning of period	$145	$(220)
Change in fair value of available-for-sale securities	2,039	(2,769)
Reclassification of losses on available-for-sale securities to earnings	(251)	2,450
Balance, end of period	$1,933	$(539)
Total reserve balance, end of period	$10,062	$(45,189)

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the Condensed Consolidated Interim Statement of Operations when the hedged transaction impacts the Condensed Consolidated Interim Statement of Operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the Condensed Consolidated Interim Statement of Operations.

18.    SHARE-BASED PAYMENTS

The total net compensation costs relating to share-based payments for the three and six month periods ended June 30, 2014 were $4.2 million and $9.5 million, respectively (2013 — $5.1 million and $2.0 million) and is comprised of the following:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Equity-settled plans	$3,629	$(4,246)	$7,349	$(8,450)
Cash-settled plans	582	9,380	2,119	10,431
Total expense recognized as compensation expense	$4,211	$5,134	$9,468	$1,981

As at	June 30, 2014	December 31, 2013
Total carrying amount of liabilities for cash-settled arrangements (Note 13)	$25,679	23,665

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2013 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	June 30, 2014		June 30, 2013
	Number of options (000’s)	Weighted average exercise price (CAD$)	Number of options (000’s)	Weighted average exercise price (CAD$)
Outstanding, as at January 1,	2,727	$13.54	1,539	$18.53
Exercised	—	—	(8)	10.53
Expired	(621)	10.99	(10)	15.73
Outstanding, end of period	2,106	$14.29	1,521	$18.59
Exercisable, end of period	1,217	$17.75	1,521	$18.59

Expenses of $0.3 million and $0.7 million for the three and six month periods ended June 30, 2014, respectively (2013 - expense of $nil) were recognized in respect of the amortization of options over the vesting period.

Stock options outstanding and exercisable as at June 30, 2014 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	23	0.37	23	0.37
$9.00-$12.99	1,354	6.37	465	6.20
$17.00-$19.99	271	0.15	271	0.15
$23.00-$26.99	458	0.69	458	0.69
Total	2,106	4.27	1,217	2.67

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

	June 30, 2014	June 30, 2013
	Number of DSU (000's)	Number of DSU (000's)
Outstanding and exercisable, as at January 1,	2,634	2,029
Granted	378	371
Settled	(53)	(26)
Outstanding and exercisable, end of period	2,959	2,374

The value of the DSU as at June 30, 2014 was $25.7 million (December 31, 2013 — $23.7 million). In the three and six month periods ended June 30, 2014, the Company recorded mark-to-market gains of $2.0 million and $0.8 million, respectively (2013 — gain of $12.1 million and $15.2 million) which is included in other operating expenses. Expenses of $2.6 million and $3.0 million for the three and six month periods ended June 30, 2013, respectively (2013 - expense of $2.7 million and $4.8 million) were recognized for DSU granted during the period.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

	June 30, 2014	June 30, 2013
	Number of RSU (000's)	Number of RSU (000's)
Outstanding and exercisable, as at January 1,	2,192	2,283
Granted	735	581
Vested and converted to common shares	(685)	(662)
Forfeited	(4)	(3)
Outstanding, end of period	2,238	2,199

In the period ended June 30, 2014, the Company credited 8.9 million (June 30, 2013 — $8.5 million) to share capital in respect of RSU that vested during the period and granted 654,043 RSU (June 30, 2013 — 580,751 RSU) with a weighted average grant date fair value of Cdn$8.32 (June 30, 2013 — Cdn$12.04). The expense of $3.2 million and $6.6 million for the three and six month periods ended June 30, 2013, respectively (2013 — $4.2 million and $8.5 million) is included in general and administrative expenses.  The fair value of RSU as at June 30, 2014 was $24.8 million (June 30, 2013 — $19.1 million).

(d)	Performance Share Units ("PSU”)

During the period ended June 30, 2014, the Company established a cash settled Performance Share Units plan to form part of the long-term incentive compensation for senior management. The PSUs are performance-based awards for the achievement of specified market return and specified asset performance targets over a three year period. The PSUs for which the performance targets have not been achieved shall automatically be forfeited and canceled. The PSUs for which the performance criteria have been achieved will vest and the value that will be paid out is the price of the common shares at such time, multiplied by the number of PSUs for which the performance criteria have been achieved multiplied by the performance criteria multiple.

On June 27, 2014, a total of 1.3 million PSU’s were granted. The liability recorded in respect of the PSU plan as at June 30, 2014 was $nil. Expenses of $nil for the three and six month periods ended June 30, 2013 were recognized for PSU granted during the period and are included in general and administrative expenses.

19.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

As at	June 30, 2014	December 31, 2013
Agua De La Falda S.A.	$18,696	$18,696

20.    FINANCE INCOME AND EXPENSE

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Interest income	$425	$538	$775	$4,953
Net foreign exchange gain	—	1,875	692	1,034
Finance income	$425	$2,413	$1,467	$5,987

Unwinding of discounts on provisions	$(3,414)	$(3,681)	$(6,554)	$(7,615)
Net foreign exchange loss	(5,649)	—	—	—
Interest expense on long-term debt	(12,012)	(279)	(14,574)	(1,130)
Bank, financing fees and other	(4,249)	(1,405)	(7,558)	(7,267)
Finance expense	$(25,324)	$(5,365)	$(28,686)	$(16,012)
Net finance expense	$(24,899)	$(2,952)	$(27,219)	$(10,025)

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Total interest income on financial assets	$425	$2,413	$1,467	$5,987
Total interest expense on financial liabilities	$(25,324)	$(5,365)	$(28,686)	$(16,012)

21.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The Company has the following externally imposed financial covenants on certain of its debt arrangements:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at June 30, 2014, the Company has met all of the externally imposed financial covenants.

22.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt including convertible debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.

There were no material differences between the carrying value and fair value of non-current assets and liabilities. As at June 30, 2014, the debt has a carrying value of $1.9 billion (December 31, 2013 — $1.2 billion), which is comprised of a revolving facility, senior debt notes and assumed debt with fair values of $289.4 million, $1,544.4 million and $141.3 million, respectively (December 31, 2013 — $140.3 million and $1.05 billion). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at June 30, 2014, there were no embedded derivatives requiring separate accounting other than concentrate sales.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at June 30, 2014	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$10,596	$—	$—	$10,596
Derivative related assets (Note 7)	—	122	—	122
	$10,596	$122	$—	$10,718
Liabilities:
Convertible debentures (Note 15)	$48,009	$—	$—	$48,009
Derivative related liabilities (Note 13)	—	20,658	—	20,658
	$48,009	$20.658	$—	$68,667

Fair Value Measurements at December 31, 2013	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 11)	$9,122	$—	$—	$9,122
Derivative related assets (Note 7)	—	51	—	51
	$9,122	$51	$—	$9,173
Liabilities:
Derivative related liabilities (Note 13)	$—	$64,060	$—	$64,060
	$—	$64,060	$—	$64,060

Fair value of derivatives

The following table summarizes the fair value of derivative related assets:

As at	June 30, 2014	December 31, 2013
Currency contracts
Forward contracts	$122	$51
Total derivative related assets (Note 7)	122	51
Less: Current portion	(122)	(51)
Non-current portion	$—	$—

The following table summarizes the fair value of components of derivative related liabilities:

As at	June 30, 2014	December 31, 2013
Currency contracts
Forward contracts	$20,658	$64,060
Total derivative related liabilities (Note 13)	20,658	64,060
Less: Current portion	(12,030)	(32,979)
Non-current portion	$8,628	$31,081

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $5.0 million and $10.0 million for the three and six month periods ended June 30, 2014, respectively (2013 — $0.9 million and $2.2 million realized gains) with respect to currency derivative contracts.

During the period, the Company entered into forward contracts to hedge against the risk of declining copper prices during the quotational period for a portion of its forecast copper concentrate sales. Included in revenue are realized losses in the amount of $0.2 million and $0.2 million for the three and six month periods ended June 30, 2014, respectively (2013 — $1.5 million and $3.8 million realized gains) in respect of commodity derivative contracts settled during the period. There were no outstanding contracts as at June 30, 2014.

The hedging reserve net balance as at June 30, 2014 is negative $22.3 million (December 31, 2013 — negative $66.1 million), of that the Company estimates that approximately $12.4 million of net losses will be reclassified to earnings over the next twelve months and $9.9 million after twelve months. The total cash flow currency hedge gains in OCI (Note 17) for the period ended June 30, 2014 is $49.7 million (December 31, 2013 — loss $51.4 million).

(b)	Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso, the Mexican Peso and the Canadian Dollar. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at June 30, 2014:

	Brazilian Real to USD				Mexican Peso to USD
Year of Settlement	Brazilian Real Notional Amount (in thousands)	Weighted Average Contract Rate	Market rate as at June 30, 2014	Year of Settlement	Mexican Peso Notional Amount (in thousands)	Contract Fixed Rate	Market rate as at June 30, 2014
2014	241,680	2.0677	2.2143	2014	78,000	13.320	12.968
2015	519,048	2.2828	2.2143	2015	65,000	13.320	12.968
	760,728	2.2098	2.2143		143,000	13.320	12.968

(c)	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

The Company's exposure to commodity prices are limited to the trade receivables associated with provisional pricing of metal concentrate sales particularly copper.  As the June 30, 2014, the Company had $81.8 million (December 31, 2013 — $77.2 million) in receivables relating to provisionally priced concentrate sales. For the three- and six- month periods ended June 30, 2014 the Company recognized gains of $7.9 million and $0.2 million, respectively (2013 — $2.2 million gain and $8.7 million loss) on concentrate receivables.

(d)	Interest Rate Risk

As at June 30, 2014, the majority of the Company’s long-term debt was at fixed rates, the Company does not believe that it is exposed to significant interest rate risk.

(e)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

(f)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 21. Contractual maturities relating to contractual commitments are included in Note 26 and relating to long-term debt is included in Note 15.

23.    INCOME TAXES

Tax expense is recognized based on management's best estimate of the average annual income tax rate expected for the full financial year multiplied by the pre-tax income of the interim reporting period.

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the Condensed Consolidated Interim Statements of Operations:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
(Loss)/earnings before income taxes	$(30,334)	$46,990	$(47,055)	$202,278
Canadian statutory tax rate (%)	26.5%	26.5%	26.5%	26.5%

Expected income tax (recovery) expense	(8,039)	12,452	(12,463)	53,604
Impact of higher foreign tax rates (i)	(12,303)	6,880	(26,288)	5,592
Interest and penalties	(334)	(36)	(362)	(48)
Permanent differences	340	(2,713)	12,937	7,918
Unused tax losses and tax offsets not recognized in deferred tax assets	11,587	3,534	(2,937)	3,245
Unrealized foreign exchange on intercompany debt	26	(414)	428	(136)
Unrealized foreign exchange	(26,454)	34,385	5,001	37,021
True-up of tax provisions in respect of prior years	(7,804)	(424)	(7,865)	(2,125)
Withholding taxes	2,604	—	4,957	—
Mining taxes on profit	3,114	—	3,660	—
Other	1,824	1,224	380	3,010
Income tax (recovery)/expense	$(35,439)	$54,888	$(22,552)	$108,081

Income tax (recovery)/expense is represented by:
Current income tax expense/(recovery)	$48,306	$(1,307)	$71,370	$50,889
Deferred income tax (recovery)/expense	(83,745)	56,195	(93,922)	57,192
Net income tax (recovery)/expense	$(35,439)	$54,888	$(22,552)	$108,081

(i) The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

24.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Interest capitalized to assets under construction	$3,636	$11,532	$18,505	$21,468
Issue of common shares on acquisition of mineral interests (Note 5)	$1,011,754	$—	1,011,754	$—
Issue of common shares held in trust as guarantee for convertible debt (Note 5)	$25,998	$—	$25,998	$—
Restricted cash (Note 7)	$35,963	$—	$35,963	$—
Issue of common shares on vesting of RSU (Note 18)	$6,694	$6,340	$8,899	$8,545
Transfer of equity reserve on exercise of stock options	$—	$—	$—	$24

(b)	Net Change in Non-Cash Operating Working Capital

	For the three months ended		For the six months ended
For the three months ended	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net (increase)/decrease in:
Trade and other receivables	$(5,867)	$38,127	$(16,265)	$121,198
Inventories	(5,032)	(21,199)	(21,615)	(32,169)
Other assets	42,179	9,765	35,857	(17,075)
Net increase/(decrease) in:
Trade payable and other payables	69,303	8,145	48,952	(78,702)
Other liabilities	(98,251)	(355)	(110,008)	(4,017)
Movement in above related to foreign exchange	1,333	10,017	12,099	14,847
Net change in non-cash working capital	$3,665	$44,500	$(50,980)	$4,082

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

25.    OPERATING SEGMENTS

Following the acquisition of a 50% interest in the Canadian Malartic mine in Quebec, Canada, effective in the second quarter of 2014, the Company’s determination of its reportable operating segments was revised to reflect its organizational changes realigning skills and expertise and the addition of new members to the Senior management team. The Company has five core reportable operating segments which include the following mines: the Chapada mine in Brazil, El Peñón mine in Chile, Mercedes mine in Mexico, Gualcamayo mine in Argentina and Canadian Malartic mine (50% interest) in Canada. The Company also aggregates and discloses the financial results of the following non-reportable operating segments: the Jacobina, Fazenda Brasileiro and Ernesto/Pau-a-Pique mines in Brazil, the Minera Florida mine in Chile and the Alumbrera mine (12.5% interest) in Argentina as these operating segments do not meet the quantitative thresholds to qualify as reportable operating segments. The Company’s chief operating decision maker performs planning, reviews operation results, assesses performance and makes resource allocation decisions for each of these segments at an operational level on a number of measures, which include mine operating earnings, production levels and unit production costs.  General and administrative, exploration and evaluation, finance income and costs, impairment charges and reversals, and investment write-down are managed on a consolidated basis and are therefore not reflected in segment income. Comparative information of prior periods have been restated to conform with the current reportable segment format and definition.

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at June 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic (i)	Other	Total
Property, plant and equipment	$566,130	$2,036,642	$1,122,338	$740,672	$1,608,616	$5,881,226	$11,955,624
Goodwill and intangibles	$7	$11,068	$1,542	$—	$309,508	$55,606	$377,731
Investment in associate	$—	$—	$—	$—	$—	$91,139	$91,139
Non-current assets	$583,902	$2,076,192	$1,123,880	$740,672	$1,940,832	$6,229,079	$12,694,557
Total assets	$752,089	$1,849,202	$1,406,483	$776,526	$2,017,519	$6,671,916	$13,473,735
Total liabilities	$162,138	$404,299	$511,832	$186,703	$577,585	$3,488,385	$5,330,942

As at: December 31, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Property, plant and equipment	$526,864	$2,044,192	$1,130,741	$742,336	$—	5,816,668	$10,260,801
Goodwill and intangibles	$7	$11,927	$1,497	$—	$—	52,117	$65,548
Investment in associate	$—	$—	$—	$—	$—	117,915	$117,915
Non-current assets	$544,132	$2,088,669	$1,175,242	$742,336	$—	6,143,465	$10,693,844
Total assets	$789,074	$2,162,889	$1,288,765	$792,076	$—	6,377,913	$11,410,717
Total liabilities	$205,650	$395,891	$538,790	$213,139	$—	2,899,142	$4,252,612

(i) Canadian Malartic segment represents a 50% interest on the properties acquired through the June 16, 2014 acquisition of Osisko (Note 5).

SEGMENT OPERATING EARNINGS

For the three months ended June 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues (i)	$114,226	$133,846	$63,567	$32,674	$21,863	$84,656	$450,832
Cost of sales excluding depletion, depreciation and amortization	(63,837)	(52,414)	(36,088)	(19,201)	(16,645)	(65,298)	(253,483)
Gross margin	50,389	81,432	27,479	13,473	5,218	19,358	197,349
Depletion, depreciation and amortization	(11,481)	(35,970)	(20,906)	(11,468)	(5,125)	(37,592)	(122,542)
Mine operating earnings/(loss)	$38,908	$45,462	$6,573	$2,005	$93	$(18,234)	$74,807
							$—
Equity earnings						$260	$260
							$—
Earnings/(loss) before taxes	$32,712	$43,720	$128	$91	$(3,115)	$(103,870)	$(30,334)
Income tax (expense)/recovery	(8,426)	(9,262)	17,697	2,221	1,166	32,043	35,439
Net earnings/(loss)	$24,286	$34,458	$17,825	$2,312	$(1,949)	$(71,827)	$5,105
							$—
Capital expenditures	$33,691	$32,914	$14,880	$11,961	$2,831	$97,237	$193,514

(i) Gross revenues are derived from sales of gold of $327.1 million (2013 - $323.7 million) and to a lesser extent silver of $43.9 million (2013 - $41.1 million) and copper of $89.1 million (2013- $81.6 million).

For the three months ended June 30, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues	$99,990	$159,367	$35,095	$51,319	$—	$84,700	$430,471
Cost of sales excluding depletion, depreciation and amortization	(61,491)	(55,005)	(20,482)	(16,021)	—	(64,466)	(217,465)
Gross margin	38,499	104,362	14,613	35,298	—	20,234	213,006
Depletion, depreciation and amortization	(11,695)	(29,569)	(12,569)	(10,028)	—	(30,499)	(94,360)
Mine operating earnings/(loss)	$26,804	$74,793	$2,044	$25,270	$—	$(10,265)	$118,646

Equity loss	$—	$—	$—	$—	$—	$(2,034)	$(2,034)

Earnings before taxes	$32,423	$64,207	$3,295	$30,161	$—	$(83,096)	$46,990
Income tax expense	(21,430)	(12,581)	(3,721)	(15,768)	—	(1,388)	(54,888)
Net earnings/(loss)	$10,993	$51,626	$(426)	$14,393	$—	$(84,484)	$(7,898)

Capital expenditures	$29,058	$25,157	$43,594	$15,588	$—	$187,898	$301,295

For the six months ended June 30, 2014	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues (i)	$203,568	$247,844	$109,488	$64,282	$21,863	$157,703	$804,748
Cost of sales excluding depletion, depreciation and amortization	(120,025)	(101,546)	(72,958)	(35,263)	(16,645)	(115,911)	(462,348)
Gross margin	83,543	146,299	36,530	29,019	5,218	41,792	342,401
Depletion, depreciation and amortization	(21,691)	(71,609)	(42,277)	(21,217)	(5,125)	(72,573)	(234,492)
Mine operating earnings/(loss)	$61,853	$74,690	$(5,747)	$7,803	$93	$(30,784)	$107,908
							$—
Equity earnings						$1,424	$1,424
							$—
Earnings/(loss) before taxes	$56,559	$71,261	$(14,001)	$5,696	$(3,115)	$(163,455)	$(47,055)
Income tax (expense)/recovery	(17,435)	(15,455)	(10,723)	5,021	1,166	59,978	22,552
Net earnings/(loss)	$39,124	$55,806	$(24,724)	$10,717	$(1,949)	$(103,477)	$(24,503)
							$—
Capital expenditures	$40,916	$64,745	$21,001	$24,921	$2,831	$184,964	$339,378

(i) Gross revenues are derived from sales of gold of $576.2 million (2013 - $714.4 million) and to a lesser extent silver of $89.2 million (2013 - $106.2 million) and copper of $171.6 million (2013- $185.6 million).

For the six months ended June 30, 2013	Chapada	El Peñón	Gualcamayo	Mercedes	Canadian Malartic	Other	Total
Revenues	$225,875	$345,497	$77,202	$119,241	$—	$197,529	$965,344
Cost of sales excluding depletion, depreciation and amortization	(128,256)	(114,522)	(35,335)	(35,883)	—	(134,211)	(448,207)
Gross margin	97,619	230,975	41,867	83,358	—	63,318	517,137
Depletion, depreciation and amortization	(23,113)	(58,130)	(25,428)	(20,174)	—	(63,637)	(190,482)
Mine operating earnings	$74,506	$172,845	$16,439	$63,184	$—	$(319)	$326,655

Equity loss	$—	$—	$—	$—	$—	$(1,901)	$(1,901)

Earnings before taxes	$75,681	$161,047	$9,882	$56,680	$—	$(101,012)	$202,278
Income tax expense	(31,238)	(40,241)	(8,227)	(21,302)	—	(7,073)	(108,081)
Net earnings/(loss)	$44,443	$120,806	$1,655	$35,378	$—	$(108,085)	$94,197

Capital expenditures	$46,536	$68,991	$82,831	$29,213	$—	$313,189	$540,760

26.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at	June 30, 2014	December 31, 2013
Within 1 year	$574,380	$577,886
Between 1 to 3 years	473,313	390,258
Between 3 to 5 years	116,926	139,756
After 5 years	6,661	6,934
	$1,171,280	$1,114,834

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at	June 30, 2014	December 31, 2013
Within 1 year	$5,997	$6,103
Between 1 to 3 years	6,177	6,997
Between 3 to 5 years	2,365	2,365
After 5 years	302	302
	$14,841	$15,767

27.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

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